UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

ITLA Capital Corporation

(Name of Issuer)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

450 565 106

(CUSIP Number)

George W. Haligowski
c/o ITLA Capital Corporation
888 Prospect Street, Suite 110, La Jolla California 92037
(858) 551-0511

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 1, 2000

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box __.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 450 565 106

13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (ENTITIES ONLY) George W. Haligowski

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ___ (b) ___

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	______

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
504,399
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
504,399
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 504,399

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	______

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.17%

14	TYPE OF REPORTING PERSON IN

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Item 1. Security and Issuer

        The class of equity securities to which this statement relates is the common stock, par value $0.01 per share (the "Common Stock"), of ITLA Capital Corporation (the "Company"), located at 888 Prospect Street, Suite 110, La Jolla California 92037.

Item 2. Identity and Background

        The name and business address of the person filing this statement is George W. Haligowski, c/o ITLA Capital Corporation, 888 Prospect Street, Suite 110, La Jolla California 92037. Mr. Haligowski is a director and Chairman of the Board, President and Chief Executive Officer of the Company and the Company's wholly owned subsidiary, Imperial Capital Bank (the "Bank"), at the address stated above. During the last five years, Mr. Haligowski has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws.

        Mr. Haligowski is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

        Mr. Haligowski has acquired beneficial ownership of 504,399 shares of Common Stock as follows:

(i)	3,870 shares awarded as restricted stock under the Company's 1995 Employee Stock Incentive Plan ("Stock Incentive Plan") to Mr. Haligowski in consideration for his service as a director and officer of the Company and the Bank which are now vested and were acquired for his benefit by the Company's Consolidated Nonqualified Deferred Compensation Plan ("Deferred Compensation Plan");

(ii)	360,000 shares underlying unexercised stock options awarded under the Stock Incentive Plan to Mr. Haligowski in consideration for his service as a director and officer of the Company and the Bank which are currently exercisable;

(iii)	115,529 shares of restricted stock allocated to Mr. Haligowski's account under the Company's Supplemental Executive Retirement Plan ("SERP"); and

(iv)	25,000 shares held for the benefit of Mr. Haligowski in an account under the Deferred Compensation Plan.

        With respect to the 115,529 shares allocated to Mr. Haligowski's SERP account, under the trust agreement governing the rabbi trust in which these shares are held, the Company, as employer, has the authority to direct the trustee how to vote these shares; by the terms of the SERP, Mr. Haligowski, as a participant, cannot vote these shares. Mr. Haligowski, as one of two investment managers for the Company under the rabbi trust, is authorized together with the other investment manager to provide the Company's voting directions to the trustee.

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Item 4. Purpose of Transaction

        All of the shares acquired by Mr. Haligowski were received by him as compensation in consideration for his service as a director and officer of the Company and the Bank. Mr. Haligowski may, from time to time, depending upon market conditions and other investment considerations, purchase additional shares of the Common Stock for investment or dispose of shares of the Common Stock. As a director and Chairman of the Board, President and Chief Executive Officer of the Company, Mr. Haligowski regularly explores potential actions and transactions which may be advantageous to the Company, including, but not limited to, possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, board of directors, management, dividends, policies, governing instruments, capitalization, securities or regulatory or reporting obligations of the Company.

        Except as noted above or in public filings by the Company, Mr. Haligowski has no plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)	any material change in the present capitalization or dividend policy of the Company;

(f)	any other material change in the Company's business or corporate structure;

(g)	changes in the Company's certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Company by any person;

(h)	causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

        The aggregate number of shares of Common Stock beneficially owned by Mr. Haligowski as of the date of this filing is 504,399 shares, representing 8.17% of the shares of Common Stock outstanding. Mr. Haligowski has sole voting and dispositive powers over all of these shares to the extent described herein, which include 360,000 shares subject to currently exercisable stock options.

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        During the 60-day period prior to the date of this filing, Mr. Haligowski did not effect any transactions in the Common Stock.

        No person other than Mr. Haligowski is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by Mr. Haligowski, except for the 115,529 shares held in Mr. Haligowski's SERP account and the 28,870 shares held in Mr. Haligowski's Deferred Compensation Plan account.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

        Other than with respect to shares underlying stock options and shares awarded to Mr. Haligowski as restricted stock under the Stock Incentive Plan, the SERP and the Deferred Compensation Plan, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Haligowski and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the shares of Common Stock beneficially owned by Mr. Haligowski are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.

Item 7. Material to be Filed as Exhibits

        None.

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SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 12, 2002	/s/ George W. Haligowski George W. Haligowski